vivopower®

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Admission Ticket

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 3:00 p.m., UK Time, on 16 August 2018.

Vote by Internet

- Go to **www.investorvote.com/VVPR**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 7.

	For	Against	Abstain
1. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2018 (the "Annual Report").	☐	☐	☐
2. Shareholders are being asked to approve the directors' remuneration report for the financial year ended 31 March 2018 as set out in the Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
3. Shareholders are being asked to re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.	☐	☐	☐
4. Shareholders are being asked to authorise the Company's audit committee to determine the remuneration of the auditors.	☐	☐	☐
5. Shareholders are being asked to re-elect Edward Hyams as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
6. Shareholders are being asked to re-elect Peter Sermol as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
7. Shareholders are being asked to authorise the amendment to Article 91 of the Company's Articles of Association to enable the Company to qualify as a B Corporation as set out in the Notice of Annual General Meeting.	☐	☐	☐

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B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

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02VNHC

2018 Annual Meeting Admission Ticket

2018 Annual Meeting of
VivoPower International Plc Shareholders

20 August 2018, 3:00 p.m. Local Time
91 Wimpole Street
London, United Kingdom
W1G 0EF

Upon arrival, please present this admission ticket and photo identification at the registration desk.



The Marylebone
The Langham, London
The Coach Makers
Wigmore Hall
91 Wimpole Street
Thayer St
Wimpole St
Harley St
Regent St
A5204
Henrietta Pl
Holles St
Duke St
James St
Vere St
Debenhams
Oxford Circus
The Argyll Arms
Lamb & Flag
Oxford St

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — VivoPower International Plc

Notice of 2018 Annual Meeting of Shareholders

91 Wimpole Street, London, United Kingdom W1G 0EF
Proxy Solicited by Board of Directors for Annual Meeting — 20 August 2018

Appointment of Proxyholder
I/We, being a member of the Company, hereby appoint the Chairman of the meeting, or the following person

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement).

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held at VivoPower International Plc Shareholders, 91 Wimpole Street London, United Kingdom W1G 0EF on 20 August 2018 and at any adjournment therof. My/our proxy is to vote on the resolutions as indicated on the reverse side of this card.

* For the appointment of more than one proxy: A member can appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to different shares held by him. To appoint more than one proxy you must complete a separate form of proxy for each proxy. Additional proxy forms may be obtained by contacting the company's registrars or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and, if returned by post, should be included in the same envelope.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1-7.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

vivopower®

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 7.

Proposal	For	Against	Abstain
1. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2018 (the "Annual Report").	☐	☐	☐
2. Shareholders are being asked to approve the directors' remuneration report for the financial year ended 31 March 2018 as set out in the Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
3. Shareholders are being asked to re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.	☐	☐	☐
4. Shareholders are being asked to authorise the Company's audit committee to determine the remuneration of the auditors.	☐	☐	☐
5. Shareholders are being asked to re-elect Edward Hyams as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
6. Shareholders are being asked to re-elect Peter Sermol as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
7. Shareholders are being asked to authorise the amendment to Article 91 of the Company's Articles of Association to enable the Company to qualify as a B Corporation as set out in the Notice of Annual General Meeting.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 3 8 2 0 0 5 2

02VNIC

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — VivoPower International Plc

Notice of 2018 Annual Meeting of Shareholders

91 Wimpole Street, London, United Kingdom W1G 0EF
Proxy Solicited by Board of Directors for Annual Meeting — 20 August 2018

Appointment of Proxyholder
I/We, being a member of the Company, hereby appoint the Chairman of the meeting, or the following person

Please leave this box blank if you have selected the Chairman.
Do not insert your own name(s).

Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement).

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held at VivoPower International Plc Shareholders, 91 Wimpole Street London, United Kingdom W1G 0EF on 20 August 2018 and at any adjournment thereof. My/our proxy is to vote on the resolutions as indicated on the reverse side of this card.

* For the appointment of more than one proxy: A member can appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to different shares held by him. To appoint more than one proxy you must complete a separate form of proxy for each proxy. Additional proxy forms may be obtained by contacting the company's registrars or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and, if returned by post, should be included in the same envelope.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1-7.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)